SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alliance Fiber Optic Products, Inc.
(Name of Subject Company)

Apricot Merger Company
a wholly-owned subsidiary of
Corning Incorporated
(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

018680306
(CUSIP Number of Class of Securities)

Linda E. Jolly
Vice President & Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831
Telephone: (607) 974-9000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Clare O’Brien
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed by Corning Incorporated (“Corning”), a New York corporation, and Apricot Merger Company (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Corning, pursuant to General Instruction D to Schedule TO.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Alliance Fiber Optic Products, Inc.’s (“AFOP’s”) common stock described in this announcement has not commenced. At the time the tender offer is commenced, Corning and Purchaser will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) and AFOP will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by Corning and Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to Corning Incorporated, Attention: Ann H.S. Nicholson, Division Vice President – Investor Relations at (607) 974-9000.  The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from AFOP under the “Investor Relations” section of AFOP’s website at http://investor.afop.com/sec.cfm.

ITEM 12. EXHIBITS

(a)(5)(A)	Email to employees of Corning Optical Communications from Clark Kinlin, dated April 8, 2016.

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(5)(A)	Email to employees of Corning Optical Communications from Clark Kinlin, dated April 8, 2016.